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                                                      EXHIBIT 99(a)(11)


                                             FOR IMMEDIATE RELEASE:


         DOW AGROSCIENCES SUBSIDIARY PURCHASES MYCOGEN SHARES IN TENDER OFFER

     MIDLAND, MICHIGAN, October 5, 1998 -- The Dow Chemical Company announced today that Dow's wholly-owned subsidiary AgroSciences Acquisition Inc. has purchased all shares of common stock of Mycogen Corporation (NASDAQ: "MYCO") which were validly tendered in response to its $28.00 per share tender offer.
 The tender offer expired as scheduled on Friday, October 2, 1998, and was not extended.

     Approximately 14.7 million shares of Mycogen common stock were tendered in the offer. These shares, together with the approximately 24.8 million shares already owned by Dow AgroSciences, represent approximately 99.3 percent of Mycogen's outstanding shares on a fully diluted basis. The acceptance of the shares and the processing of the payment begins immediately.

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